UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEM-ANNUAL REPORT PURSUANT TO REGULATION A

For the Annual Period Ended June 30, 2021

FLOWER TURBINES, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11330

Delaware

(State or other jurisdiction of
incorporation or organization)

240 Central Ave., IJ

Lawrence , NY. 11559

(Address of principal executive office)

516-862-1018

(Registrant’s telephone number, including area code)

46-3784856

(I.R.S. Employer Identification No.)

In this Special Financial Report, the term “Solutions Vending International,” “we,” or “the company” refers to Flower Turbines, Inc.

This report may contain forward-looking statements and information relating to, among other things, our its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to our management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the six-month period ended June 30, 2021 (the “2021 Interim Period”), and the six-month period ended June 30, 20120 (the “2020 Interim Period”) should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this report.

Overview

Our predecessor-in-interest, Flower Turbines, LLC, was formed as a New York limited liability company on September 15, 2013, and converted into Flower Turbines, Inc., a Delaware corporation, on December 27, 2019. Our headquarters are in Lawrence, New York. We develop and manufacture wind turbines.

On March 27, 2019, we formed Flower Turbines B.V., a Netherlands company, to sell, install, and develop sustainable energy solutions in the European Union. In January 2020, we extended our business into the electric mobility vertical through Flower Turbines B.V.’s acquisition of a product line of charging stations, which include stationary poles, outdoor benches, and workstations, which can charge electric vehicles and other products such as mobile phones. The charging stations generate power through wind, solar, and grid energy. We intend to outfit these charging stations with our wind turbines.

Results of Operation

Revenues

For the 2021 Interim Period, we had revenues of $254,559, compared to net revenues of $105,747 for the 2020 Interim Period.

Cost of Goods Sold

For the 2021 Interim Period, our costs of goods sold was $142,570, compared to $62,333 for the 2020 Interim Period.

Gross Loss

For the 2021 Interim Period, our gross profit was $111,989, compared to $43,414 for the 2020 Interim Period.

Operating Expenses

For the 2021 Interim Period,, our operating expenses were $1,086,607, consisting of $7,632 for sales and marketing expenses, $138,998 for research and development, and $939,977 for general and administrative costs. For the 2020 Interim Period, our total operating expenses were $394,051, consisting of $171 for research and development expenses, $15,191 for sales and marketing expenses, and $378,689 for general and administrative costs. The increase in operating expenses during the 2021 Interim Period, primarily the result of increased general and administrative expenses and research and development as we expanded our operations.

Loss from Operations

For the 2021 Interim Period, we had an operating loss of $974,618, compared to an operating loss of $350,637 for the 2020 Interim Period.

Other Income/Expenses

For the 2021 Interim Period, we had total other income and expenses of -$2,241, compared to -$4,806 for the 2020 Interim Period.

Net Loss

For the 2021 Interim Period, we had a net loss of $976,859, compared to a net loss of $353,373 or the 2020 Interim Period. The increase in net loss for the 2021 Interim Period, is primarily a result of increased operating expenses and research and development expenses during the 2021 Interim Period related to the expansion of our operations.

Liquidity and Capital Resources

Since our inception, we have raised over $5,500,000 through various securities offerings, which we have used for operations, including, approximately $2,100,000 from Regulation CF Campaigns, and approximately $3,500,000 we have raised in our current Regulation A+ offering. As of June 30, 2021, we had $1,161,254 in cash, compared to $50,251 as of December 31, 2020, which increase in cash in primarily the result of funds raised in our Regulation A+ offering. As of June 30, 2021, and excluding any future proceeds raised in our current Regulation A+ offering, we had sufficient operating capital to fund our operations through March 2022.

As of June 30, 2021, we had total liabilities in the amount of $264,669 compared to $275,417 in total liabilities as of December 31, 2020.

We will incur significant additional costs in commercializing our products, including, but not limited to, in production, marketing, sales and customer service, and intend to continue to fund our operations through funds received from this Offering. We may also engage in additional debt and/or equity financings as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. Accordingly, our independent auditors report includes a paragraph regarding substantial doubt about our ability to continue as a going concern

Debt

On November 4, 2019, Flower Turbines B.V., our subsidiary, entered into an unsecured loan agreement with Rabobank, pursuant to which two installments were advanced having in the aggregate principal amount of $56,135, and which mature in 84 months. This first advance was in the amount of $28,068, bears interest at 7.5% per annum, and requires monthly interest payments for 84 months with a final balloon payment on the maturity date. The second advance was in the amount of $28,067, bears interest at 7.5% per annum, requires interest only payments for the first 24 months, principal and interest payments of $468 for the next 60 months, with a final balloon payment on maturity date. Interest expenses for these loans totaled $2,271 and $2,161 for the 6-month periods ending June 30, 2021, and December 31, 2020, respectively. Accrued interest payable totaled $0 and $472 for the six-month periods ended June 30, 2021, and December 31, 2020, respectively. The total unpaid principal balances on the loans were $59,240 and $62,141, as of June 30, 2021, and December 31, 2020, respectively.

Plan of Operations

Throughout the remainder of 2021 and through early 2022, we intend to concentrate on the industrialization and commercialization of our wind turbines and charging stations and to actualize first projects of the latest models.

The table below outlines significant goals for the next 6 months.

Estimated Start Date	Task	Estimated Costs
Q3 2021	Continue development of manufactured products in US	300,000
	Add business development/operations person in US	200,000
	Expand installations and sales in US	200,000
Q4 2021	Continue development of manufactured products in US	400,000
	New off grid wind product on market in US	200,000
	Develop website,IT, and support team for increased US sales	200,000
	Continue UL and CE certifications	300,000
Q1 2022	Hire international business development manager	200,000
	Introduce largest size turbine to US market	200,000
	Certification activities for turbines	250,000

The extent to which we will be able to complete the milestones outlined above is dependent upon the funds raised in our current Regulation A+ offering. If we do not raise a sufficient amount of funds in the offering, we may not incur all the costs or complete all the milestones outlined above.

Impact of COVID-19

We have been materially and adversely affected by the COVID-19 outbreak. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report, and we are actively monitoring the global situation and its effects on our business, financial condition, liquidity, and operations. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, we are not able to estimate the effects of the COVID-19 outbreak on our results of operations, financial condition, or liquidity. However, if the pandemic continues, it may have a material adverse effect on our results of future operations, financial position, and liquidity.

ITEM 2.  OTHER INFORMATION

On November 9, 2020, Flower Turbines B.V. amended its Employment Agreement with Roy Osinga, to extend the term of the Agreement through December 31, 2024. We also agreed that at such time as we have $500,000 in cash holdings, after payment of all outstanding accounts payables and invoices due for the following 60 days, Mr. Osinga shall receive a bonus of EU$2,000 for each month during which he provided services, prior to January 1, 2020. The employment agreement, as amended, provides for a monthly base salary of €8,000, and may be terminated, for any reason, by Flower Tubines, B.V., on 90 days notice, and by Mr. Osinga on 45 days notice. The amendment appears as an Exhibit to this Report.

On January 1, 2021, we entered into an Employment Agreement with Mark Daniel Farb, our sole officer and director. Pursuant to the Employment Agreement, we have agreed to pay Dr. Farb $15,000 per month. The Employment Agreement is at will, and may be terminated by either party, by providing 30 days advanced written notice of termination. The Employment Agreement is attached as an Exhibit to this Report.

ITEM 3.  FINANCIAL STATEMENTS

The accompanying semiannual financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2020 are not necessarily indicative of the results that can be expected for the year ending December 31, 2020.

ITEM 4. EXHIBITS

EXHIBITS

1.0	Posting Agreement with StartEngine Crowdfunding, Inc.(1)

2.1	Certificate of Incorporation(2)

2.2	Bylaws (3)

4	Form of Subscription Agreement (4)

6.1	StartEngine Secure Services Agreement (5)

6.2	Employment Agreement with Greg Osinga(6)

6.3	License Agreement with Dr. Mark Daniel Farb(7)

6.4	IP Assignment Agreement(8)

6.5	Stock Option Plan (9)

6.6	Amendment to Employment Agreement with Greg Osinga (10)

6.7	Employment Agreement with Daniel Farb (11)

6.8	Quotation Agreement (12)

8.0	Escrow Agreement (13)

1.	Filed as an exhibit to the Flower Turbines, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11330) and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1739997/000110465920110299/tm2030939d1_ex1.htm.
2.	Filed as an exhibit to the Flower Turbines, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11330) and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1739997/000110465920110299/tm2030939d1_ex2-1.htm.
3.	Filed as an exhibit to the Flower Turbines, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11330) and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1739997/000110465920110299/tm2030939d1_ex2-2.htm.
4.	Filed as an exhibit to the Flower Turbines, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11330) and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1739997/000110465920110299/tm2030939d1_ex4.htm.
5.	Filed as an exhibit to the Flower Turbines, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11330) and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1739997/000110465920110299/tm2030939d1_ex6-1.htm.
6.	Filed as an exhibit to the Flower Turbines, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11330) and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1739997/000110465920110299/tm2030939d1_ex6-2.htm.
7.	Filed as an exhibit to the Flower Turbines, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11330) and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1739997/000110465920110299/tm2030939d1_ex6-3.htm.
8.	Filed as an exhibit to the Flower Turbines, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11330) and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1739997/000110465920110299/tm2030939d1_ex6-4.htm.
9.	Filed as an exhibit to the Flower Turbines, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11330) and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1739997/000110465920130499/tm2030939d4_ex6-5.htm.
10.

Filed as an exhibit to the Flower Turbines, Inc. Annual Report on Form 1-K (Commission File No. 024-11330) and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1739997/000110465921107273/tm2125408d1_ex6-6.htm

11.	Filed as an exhibit to the Flower Turbines, Inc. Annual Report on Form 1-K (Commission File No. 024-11330) and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1739997/000110465921068600/tm2116527d1_ex6-7.htm.
12.	Filed as an exhibit to the Flower Turbines, Inc. Regulation A Offering Statement Supplement (Commission File No. 024-11330) and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1739997/000110465921107273/tm2125408d1_ex6-6.htm.
13.	Filed as an exhibit to the Flower Turbines, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11330) and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1739997/000110465920110299/tm2030939d1_ex8.htm.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lawrence , New York, on September 28, 2021.

FLOWER TURBINES, INC.

By	/s/ Mark Daniel Farb
	Title:	Chief Executive Officer, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Director

	Dated:	September 28, 2021

Flower Turbines, Inc.

A Delaware Corporation

Consolidated Financial Statements

June 30, 2021 and 2020

Flower Turbines, Inc.

TABLE OF CONTENTS

Page

Consolidated Financial Statements as of as of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 (unaudited) and June 30, 2020 (unaudited) then ended:

Consolidated Balance Sheets	1

Consolidated Statements of Operations and Comprehensive Income/(Loss)	2

Consolidated Statements of Changes in Stockholders’ Equity	3

Consolidated Statements of Cash Flows	4

Notes to Consolidated Financial Statements	5–14

FLOWER TURBINES, INC.

CONSOLIDATED BALANCE SHEETS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited)

	6/30/2021	12/31/2020
ASSETS
Current Assets:
Cash and cash equivalents	$1,161,254	$50,251
Prepaid expenses	16,387	35,284
Accounts receivable	162,614	8,560
Other assets	82,201	21,147
Inventory	150,818	40,980
Due from officer - related party	-	-
Funds held in escrow	357,451	186,590
Total Current Assets	1,930,725	342,812

Non-Current Assets:
Property and equipment, net	19,587	11,130
Total Non-Current Assets	19,587	11,130

TOTAL ASSETS	$1,950,312	$353,942

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Current Liabilities:
Accounts payable	$115,183	$98,982
Deferred revenue	44,086	94,707
Accrued expenses	46,160	19,587
Total Current Liabilities	205,429	213,276
Long-Term Liabilities:
Notes payable	59,240	62,141
Total Long-Term Liabilities	59,240	62,141

Total Liabilities	264,669	275,417

Stockholders' Equity:
Common stock, $0.0001 par, 2,500,000 shares authorized, 936,411 and 894,796 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively.	94	90
Additional paid-in capital	5,046,002	2,465,484
Accumulated deficit	(3,327,622)	(2,359,974)
Accumulated other comprehensive loss	(12,096)	(15,551)
Stockholders' equity before noncontrolling interest	1,706,378	90,049
Equity attributable to noncontrolling interest	(20,735)	(11,524)
Total Stockholders' Equity	1,685,643	78,525

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,950,312	$353,942

See accompanying notes, which are an integral part of these consolidated financial statements.

FLOWER TURBINES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

For the six-month periods ended June 30, 2021 (unaudited) and 2020 (unaudited)

	6/30/2021	6/30/2020
Net revenues	$254,559	$105,747
Cost of net revenues	(142,570)	62,333
Gross profit/(loss)	111,989	43,414

Operating Expenses:
General & administrative	939,977	378,689
Sales & marketing	7,632	15,191
Research and development	138,998	171
Total Operating Expenses	1,086,607	394,051

Loss from operations	(974,618)	(350,637)

Other Income/(Expense):
Interest expense	(2,386)	(4,806)
Interest income	145	-
Total Other Income/(Expense)	(2,241)	(4,806)

Provision for income taxes	-	-

Net loss	(976,859)	(355,443)

Less: net loss attributable to noncontrolling interest	9,211	2,070

Net loss attributable to Flower Turbines, Inc.	(967,648)	(353,373)

Foreign currency translation gain	3,455	-

Other comprehensive loss	$(964,193)	$(353,373)

Basic and diluted net loss per share	$(1.07)	$(0.41)

Weighted average shares outstanding - basic and diluted	902,828	868,858

See accompanying notes, which are an integral part of these consolidated financial statements

FLOWER TURBINES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the six-month periods ended June 30, 2021 (unaudited) and 2020 (unaudited)

	Common Stock
	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Treasury	Accumulated Other Comprehensive Loss	Total Stockholders' Equity

Balance at July 1, 2020	868,858	$86	$1,893,253	$(1,608,698)	$(25,243)	$(876)	$258,522
Issuance of stock - Regulation CF	25,938	4	691,547	-	25,243	-	716,794
Offering costs	-	-	(119,316)	-	-	-	(119,316)
Net loss	-	-	-	(751,276)	-	(14,675)	(765,951)
Balance at December 31, 2020	894,796	90	2,465,484	(2,359,974)	-	(15,551)	90,049
	-
Issuance of stock - Regulation CF	39,615	4	2,773,060	-	-	-	2,773,064
Issuance of stock	2,000	-	100,000				100,000
Stock option expense	-	-	45,708	-	-	-	45,708
Offering costs	-	-	(338,250)	-	-	-	(338,250)
Net loss	-	-	-	(967,648)		3,455	(964,193)
Balance at June 30, 2021	936,411	$94	$5,046,002	$(3,327,622)	$-	$(12,096)	$1,706,378

See accompanying notes, which are an integral part of these consolidated financial statements

FLOWER TURBINES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six-months period ended June 30, 2021 (unaudited) and 2020 (unaudited)

	6/30/2021	6/30/2020
Cash Flows From Operating Activities
Net loss	$(967,648)	$(353,373)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,704	221
Stock option expense	45,708	-
Loss attributable to noncontrolling interest	(9,211)	(2,070)
Changes in operating assets and liabilities:
(Increase)/Decrease in prepaid expenses	18,897	(372)
(Increase)/Decrease in other assets	(61,054)	(21,388)
(Increase)/Decrease in inventory	(109,838)	(45,722)
(Increase)/Decrease in accounts receivable	(154,053)	(36,546)
Increase/(Decrease) in accounts payable	16,201	(12,916)
Increase/(Decrease) in accrued expenses	26,573	7,855
Increase/(Decrease) in deferred revenue	(50,620)	(6,447)
Net Cash Used In Operating Activities	(1,243,341)	(470,758)

Cash Flows From Investing Activities
Purchase of intangible assets	-	(20,584)
Purchase of property of equipment	(10,161)	-
Net Cash Used In Investing Activities	(10,161)	(20,584)

Cash Flows From Financing Activities
Repurchase of treasury stock	-	(25,243)
Proceeds from/(payments to) notes payable	(2,901)	50
Advances to related party	-	(2)
Proceeds from issuance of member units	-	308,074
Proceeds from issuance of stock	2,702,201	-
Offering costs	(338,250)	(49,617)
Net Cash Provided By Financing Activities	2,361,050	233,262

Cash effects of foreign currency translation loss	3,455	-

Net Change In Cash	1,111,003	(258,080)

Cash at Beginning of Period	50,251	266,596
Cash at End of Period	$1,161,254	$8,516

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$2,386	$4,806
Cash paid for income taxes	$-	$-

See accompanying notes, which are an integral part of these consolidated financial statements.

FLOWER TURBINES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 (unaudited) and June 30, 2020 (unaudited)

NOTE 1: NATURE OF OPERATIONS

Flower Turbines, Inc. and subsidiary (collectively the “Company”), is a corporation formed under the laws of Delaware. The Company was originally incorporated as a New York limited liability company on September 25, 2013 under the name Flower Turbines, LLC. The LLC converted to a Delaware corporation on December 26, 2019. The Company develops unique designs for wind turbines. On March 27, 2019 Flower Turbines B.V. (the “Subsidiary”) was formed in the Netherlands. Flower Turbines B.V. is a majority owned subsidiary (96%) of the Company and was formed for the sale, installation, and development of sustainable energy solutions inside and outside of the Netherlands and the northern region of Europe.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). These consolidated financial statements include all accounts of Flower Turbines, Inc., along with its majority owned subsidiary, Flower Turbines B.V. All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Noncontrolling Interests

Noncontrolling interests represents minority owners’ share of net income or losses and equity in the Company’s majority-owned consolidated subsidiary.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

No assurance provided

FLOWER TURBINES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 (unaudited) and June 30, 2020 (unaudited)

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions.  As of June 30, 2021 and December 31, 2020, the Company carried receivables of $162,614 and $8,560, respectively and no allowances against such.

Inventory & Shipping and Handling Costs

Inventory is stated at the lower of cost or market and accounted for using the specific identification method. The inventory balances as of June 30, 2021, and December 31, 2020 consist of finished goods held for sale.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000 as property and equipment and depreciates such assets on a straight-line basis over estimated useful lives (5 years). The Company’s property and equipment is assessed annually for indications of impairment. The Company’s property and equipment are recorded at costs of $22,653 and $12,492 and are presented net of accumulated depreciation of $3,066 and $1,362 as of June 30, 2021 and December 31, 2020, respectively. Depreciation expense of $1,704 and $221 were recorded for the six-month periods ended June 30, 2021 and 2020, respectively.

Deferred Offering Costs

The Company complies with the requirement of FASB ASC 340-10-S99-1. Prior to the completion of the offering these costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders’ equity upon the completion of the offering. There were no deferred offerings costs capitalized to the balance sheet as of June 30, 2021 and December 31, 2020, respectively.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

No assurance provided

FLOWER TURBINES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 (unaudited) and June 30, 2020 (unaudited)

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Concentrations of Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit- worthiness and has a policy to not carry a balance in excess of FDIC insurance limits. Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited. As of June 30, 2021 and December 31, 2020, the Company held $784,271 and $0 funds in excess of FDIC insurance limits.

Basic Income/(Loss) per Common Share

Basic income (loss) per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

No assurance provided

FLOWER TURBINES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 (unaudited) and June 30, 2020 (unaudited)

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

Each product sold to a customer typically represents a distinct performance obligation. The Company satisfies its performance obligation and revenue is recorded at the point in time when products are installed as the Company has determined that this is the point that control transfers to the customer. The Company invoices customers upon delivery of the products, and payments from such customers are due upon invoicing. Revenues are recognized on these arrangements after the units are produced and fulfilled to the customers, and all other revenue recognition criteria are achieved.

Research and Development

The Company expenses research and development costs when incurred.

Advertising Costs

The Company’s policy regarding advertising is to expense advertising when incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

No assurance provided

FLOWER TURBINES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 (unaudited) and June 30, 2020 (unaudited)

From its inception until December 26, 2019, at which time the LLC was converted to a corporation, the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying consolidated financial statements during that period.

For the period after the December 26, 2019 conversion to a corporation, the Company was taxed as a corporation. The Company estimates it will have a net operating loss carryforward of $1,959,598 as of June 30, 2021. The Company pays federal and New York income taxes at a combined effective rate of approximately 26% and has used this effective rate to derive a net deferred tax asset of $512,141 as of June 30, 2021, resulting from its net operating loss carryforward. Due to uncertainty as to the Company’s ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero. The 2020 tax returns have not yet been filed as of the issuance of these consolidated financial statements. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Foreign Currency

The consolidated financial statements are presented in United States Dollars, (“USD”), which is the reporting currency and the functional currency of the Company’s U.S. operations. The functional currency for the Subsidiary is its local currency. In accordance with ASC 830, Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders’ equity, whereas gains or losses resulting from foreign currency transactions are included in results of operations. At June 30, 2021 and December 31, 2020, the foreign currency translation gain and loss was $3,455 and $0, respectively.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generate profits since inception, has sustained losses of $964,193 and $35 for the six-month periods ended June 30, 2021 and June 30, 2020, respectively, and has negative cash flows from operations for the six-month period ended June 30, 2021 and 2020, respectively and the Company is reliant on continual financing.

The Company’s ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. Management has evaluated these conditions and plans to raise capital as needed to satisfy it liquidity needs through its Regulation Crowdfunding offering in 2021 and increasing its sales. No assurance can be given that the Company

No assurance provided

FLOWER TURBINES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 (unaudited) and June 30, 2020 (unaudited)

will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: MEMBERS’/STOCKHOLDERS’ EQUITY

Capital Structure

The Company was originally incorporated as a New York limited liability company. The membership interests in such and associated members’ equity were applied to stockholders’ equity and the members were issued common stock in the corporation in exchange for their membership interests in the LLC. Upon conversion to a Delaware corporation in December 2019, the Company authorized 2,500,000 shares of common stock at $0.0001 par value. As of June 30, 2021 and December 31, 2020, 936,411 and 894,796 shares of common stock were issued and outstanding, respectively.

Stock and Membership Units

In 2021, the Company had raised $2,773,064 through issuance of its common stock pursuant to an offering under Regulation Crowdfunding, where 39,615 shares were issued at $70.00 per share. In 2021, the Company had raised $100,000 through the issuance of its common stock, where 2,000 shares were issued at $50.00 per share.

In 2020, the Company had raised $716,794 through issuance of its common stock pursuant to an offering under Regulation Crowdfunding, where 25,938 shares were issued at $30.00 per share. As of June 30, 2021 and 2020, there was $357,451 and $186,590 of funds held in escrow, respectively, related to these issuances. Direct offering costs related to its financing activities totaled $338,250 and $119,316 for the six-month periods ended June 30, 2021 and December 31, 2020, respectively.

Flower Turbines B.V. is a party to an Employment Agreement with Mr. Osinga. The employment agreement has a term of one year, which commenced January 1, 2020, and provides for a monthly base salary of €6,000. The Company also agreed that Mr. Osinga shall receive a commission equal to 5% of the total revenue generated in Europe, above €150,000. The Company agreed that if they were able to generate €500,000 or more in revenue in Europe during 2020, the Company shall issue Mr. Osinga an additional number of shares of Flower Turbines B.V. equal to 3% of the outstanding share capital.

On April 10, 2020, Flower Turbines B.V., initiated a repurchase of all its shares of capital stock owned by PortXL Netherlands B.V., in exchange for €45,000, of which €11,250 was paid prior to the closing, and the remaining balance of €33,750 was paid in three equal installments of €11,250 in 2020.

In the December 31, 2020 audited financial statements the Company stated that Flower Turbines B.V. was a wholly owned subsidiary of the Company, that was not correct. The Company owns 96% of Flower Turbines B.V., the Company corrected the 12.31.2020 accumulated deficit from the $2,371,498 presented to $2,359,974 with the $11,524 difference representing equity attributable to non-controlling interest.

No assurance provided

FLOWER TURBINES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 (unaudited) and June 30, 2020 (unaudited)

NOTE 5: SHARE-BASED PAYMENTS

Stock Plan

The Company has adopted the 2021 Stock Incentive Plan (the “Plan”), which provides for the grant of shares of stock options to employees and service providers. On December 4, 2018, the Plan was amended to increase the number of shares of Common Stock under the Plan. Under the Plan, the number of shares reserved for grant was 200,000 shares as of June 30, 2021. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. Shares available for grant under the Plan amounted to 140,000 as of June 30, 2021.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards. The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting end date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant.

For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the six-months ended June 30, 2021 are as follows:

Risk Free Interest Rate	0.36%
Dividend Yield	0%
Estimated Volatility	50%
Expected Life (years)	6.25
Fair Value per Stock Option	$6.179

For options issued to date, a vesting schedule of four years has been used. A summary of information related to stock options for the six-month ended June 30, 2021 are as follows:

No assurance provided

FLOWER TURBINES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 (unaudited) and June 30, 2020 (unaudited)

	2021
	Options	Weighted Average Exercise Price
Outstanding - beginning of year	-	$-
Granted	60,000	$70.00
Exercised	-	$-
Forfeited	-	$-
Outstanding - end of year	60,000	$70.00
Exercisable at end of year	- $	-
Weighted average grant date fair value of options granted during year	$6.179
Weighted average duration to expiration of outstanding options at year-end	9.51

Stock-based compensation expense of $45,708 was recognized under FASB ASC 718 for the six-months ended June 30, 2021. Total unrecognized compensation cost related to stock option awards amounted to $325,032 and as of June 30, 2021 and will be recognized over a weighted average period of 42 months.

NOTE 6: OPERATING LEASES

Effective July 2017, the Company entered into a lease agreement for a car. The lease term commenced July 2017 and is scheduled to expire after 60 months, in June 2022. Monthly lease obligations under the lease are $271 per month.

NOTE 7: RELATED PARTY TRANSACTIONS

The founder of the Company was paid $0 and $15,000 for consultant services for the six-months ended June 30, 2021 and June 30, 2020, respectively.

NOTE 8:  LOANS PAYABLE

On November 4, 2019, the Subsidiary entered into a loan agreement with a bank for total principal of $56,134. Loan A is for principal of $28,068 and bears interest at 7.5%. The loan requires monthly interest payments for 84 months with a final balloon payment on the maturity date. Loan B is for principal of $28,067, bears interest at a 7.5% fixed rate. The loan requires interest only payments for the first 24 months, followed by principal and interest payments of $468 for the next 60 months, followed by a balloon payment on the last day of the loans. Loans A and B are unsecured. Interest expense for these loans totaled $2,271 and $2,161 the six-month periods ended June 30, 2021 and December 31, 2020, respectively. Accrued interest payable totaled $0 and $472 for the six-month

No assurance provided

FLOWER TURBINES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 (unaudited) and June 30, 2020 (unaudited)

periods ended June 30, 2021 and December 31, 2020. Total unpaid principal balance was $59,240 and $62,141 as of June 30, 2021 and December 31, 2020, respectively.

Future minimum principal payments under the loans are as follows as of December 31:

2021	$-
2022	3,676
2023	3,962
2024	4,269
2025	4,601
Therafter	42,732
Total	$59,240

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company’s financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract (“ASU 2018-15”). ASU 2018-15 requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and recognize as an asset. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Company is still in the process of evaluating the new standard but expects it to be non-significant to the financial statements. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

No assurance provided

FLOWER TURBINES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 (unaudited) and June 30, 2020 (unaudited)

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity (“ASU 2020-06”), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company’s financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 10: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. The Company also has unknown impacts from the ongoing COVID-19 pandemic.

NOTE 11: SUBSEQUENT EVENTS

Crowdfunding Campaign

In 2021, the Company had a Regulation A crowdfunding campaign. As of September 15, 2021, $363,396 has been raised and 5,608 of common stock were issued.

Management’s Evaluation

The Company has evaluated subsequent events through September 15, 2021, the date the consolidated financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.

No assurance provided